Transamerica Asset Management 1801 California St., Suite 5200 Denver, Colorado 80202

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

July 10, 2017

Re:	Transamerica ETF Trust (the “Trust”)

File Nos. 333-216648 and 811-23237

Dear Mr. Cowan:

This letter responds to comments you provided on June 9, 2017, with respect to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A. Pre-Effective Amendment No. 1 was filed on May 22, 2017 and included disclosure with respect to the following five series of the Trust: DeltaShares S&P 500 Managed Risk ETF, DeltaShares S&P 400 Managed Risk ETF, DeltaShares S&P 600 Managed Risk ETF, DeltaShares International Managed Risk ETF and DeltaShares S&P Emerging Plus Managed Risk ETF (each, a “Fund”).

Prospectus

1.	Comment: Please explain whether the to-be-announced (“TBA”) transactions referenced in the following sentence are components of the Underlying Index. If so, they may be included in the Fund’s policy to invest 80% of its assets in securities comprising the Underlying Index. If not, they must go in the remaining 20% bucket. If necessary, please clarify the disclosure.

“To be announced” transactions representing component securities comprising the Underlying Index and depositary receipts based on component securities in the Underlying Index (or, in the case of depositary receipts which themselves are component securities, underlying stocks in respect of such depositary receipts) are included in the above-noted investment policy.

Response: The Trust believes the current disclosure is appropriate. Per the Trust’s exemptive application, TBA transactions representing component securities of an Underlying Index may be included in a Fund’s policy to invest 80% of its assets in securities comprising the Underlying Index (i.e., the TBA transaction itself is not required to be a component of the Underlying Index to be included in the 80% investment policy).1

[1]	Please see the first sentence of the second paragraph of the section “Investment Objectives and Policies—General” in the Trust’s exemptive application: “Each Fund will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index, or in the case of Fixed Income Funds, in the Component Securities of its respective Underlying Index and TBA Transactions representing Component Securities, and in the case of

Mark Cowan

July 10, 2017

2.	Comment: Please clarify that the investments in derivatives in the following sentence are not included in the Fund’s policy to invest 80% of its assets in securities comprising the Underlying Index.

The Fund may also invest in other exchange-traded funds and financial derivatives including options, futures, forwards and swaps when the Fund’s sub-adviser, Milliman Financial Risk Management LLC (the “Sub-Adviser”), believes doing so will enhance the Fund’s ability to track the Underlying Index.

Response: The Trust has added the following disclosure to each “The Fund’s Principal Investment Strategy” section:

The Fund may also invest in other exchange-traded funds and financial derivatives including ~~options,~~ futures, forwards and swaps when the Fund’s sub-adviser, Milliman Financial Risk Management LLC (the “Sub-Adviser”), believes doing so will enhance the Fund’s ability to track the Underlying Index. Such investments are not included in the Fund’s 80% investment policy noted above. The Fund may use derivatives in an effort to gain exposure to underlying securities and markets in a more efficient manner or optimize the execution processes and costs for portfolio transitions.

3.	Comment: Please further revise the following description of how a Fund replicates a put option:

In seeking to limit losses, the methodology uses a mathematical calculation to further determine allocations among the Constituent Indices that produce characteristics similar to those of a put option on the Underlying Index by further reducing the allocation to the Equity Index and increasing the allocation to the Treasury Bond Index and/or T-Bill Index. Repeating this calculation on a frequent basis will “replicate” the economic experience of owning a put option so that the Underlying Index is expected to experience returns similar to purchasing such a put option.

Response: The third paragraph of each “The Fund’s Principal Investment Strategy” section has been replaced with the following:

The Underlying Index’s methodology seeks to address increases in annualized volatility and reduce the effect of severe sustained market declines by changing the allocations among the Constituent Indices. If the annualized volatility of the Equity Index increases, the Underlying Index’s allocation to the Equity Index may

Foreign Funds, in Component Securities and depositary receipts representing foreign securities such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (“Depositary Receipts”) representing such Component Securities (or, in the case of Foreign Funds tracking Underlying Indexes for which Depositary Receipts are themselves Component Securities, underlying stocks in respect of such Depositary Receipts).”

Mark Cowan

July 10, 2017

be reduced and the remainder allocated to the Treasury Bond Index and/or T-Bill Index. Conversely, a subsequent decrease in the annualized volatility of the Equity Index may result in an increase in allocation to the Equity Index and a decreased allocation to the Treasury Bond Index and/or T-Bill Index. The methodology determines allocation shifts to the Treasury Bond Index and T-Bill Index based on three factors. The methodology allocates more of the shift from the Equity Index to the T-Bill Index when the yield-to-maturity on the Treasury Bond Index is not sufficiently higher than the effective Federal Funds Rate for a sustained period of time, when the volatility of the Treasury Bond Index is high, and/or when the correlation between the Treasury Bond Index and the Equity Index is positive. In seeking to further limit losses due to severe sustained market declines, the methodology also determines allocations among the Constituent Indices based on a moving average calculation of the Underlying Index compared to the current value of the Underlying Index, where the ratio of these two values is considered. As this ratio increases, which tends to happen when the price of the Underlying Index is decreasing, the Underlying Index’s allocation to the Equity Index is further reduced and the allocation to the Treasury Bond Index and/or T-Bill Index is increased. Conversely, when this ratio reduces, which tends to happen when the price of the Underlying Index is increasing, the methodology will increase the allocation to the Equity Index and decrease the allocation to the Treasury Bond Index and/or T-Bill Index. Allocation changes among the Constituent Indices are calculated and may be implemented daily, subject to a 10% daily maximum change in the Equity Index allocation.

4.	Comment: Please expand the discussion of the index methodology and mathematical calculation currently included in each “The Fund’s Principal Investment Strategy” section. For example, what percentage is allowed to each option under normal market conditions and under other circumstances? Also, please describe the percentage movements.

Response: The Trust has expanded the discussion of the index methodology and revised the strategies disclosure to remove references to the mathematical calculation. Please see the response to comment 3 above.

5.	Comment: Please describe in plain English the mathematical calculation referenced in the following sentence:

In seeking to limit losses, the methodology uses a mathematical calculation to further determine allocations among the Constituent Indices that produce characteristics similar to those of a put option on the Underlying Index by further reducing the allocation to the Equity Index and increasing the allocation to the Treasury Bond Index and/or T-Bill Index.

Response: The Trust has revised the strategies disclosure to remove references to the mathematical calculation. Please see the response to comment 3 above.

Mark Cowan

July 10, 2017

6.	Comment: Please disclose the “designated level” referenced in the following sentence.

The Underlying Index’s methodology seeks to maintain its annualized volatility at or below a designated level.

Response: The Trust has revised the strategies disclosure to remove references to the designated level. Please see the response to comment 3 above.

7.	Comment: With respect to the following disclosure, please disclose if the Fund will use a sampling strategy under normal market conditions or, if not, the circumstances when a sampling strategy is used. Please also specify the circumstances under which a Fund would employ the replication strategy. The disclosure should clearly explain circumstances under which both strategies would be used and when a Fund will would switch from one strategy to the other.

In seeking to track the performance of the Underlying Index, the Fund employs a sampling strategy, which means that the Fund purchases a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The Fund may also use a replication strategy, which means the Fund invests in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index. The quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund.

Response: The third paragraph of the “More on Each Fund’s Strategies and Investments” section has been revised as follows to describe the circumstances when a sampling strategy may be used, as described in the Trust’s exemptive application:

The Sub-Adviser ~~will~~ may utilize a replication or sampling strategy in managing the Funds. Replication means the Fund invests in substantially all of the securities represented in the Underlying Index in approximately the same proportions as the Underlying Index. Sampling means that the Sub-Adviser uses quantitative analysis to select securities, including securities in the Underlying Index, outside of the Underlying Index and other exchange-traded funds and derivatives that have a similar investment profile as the relevant Underlying Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities. The Sub-Adviser may utilize a sampling strategy when a replication strategy might be detrimental to a Fund’s shareholders, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains component securities too numerous to efficiently purchase or sell; or, in certain instances, when a component security becomes temporarily illiquid, unavailable or less liquid. The quantity of holdings in a Fund will be based on a number of factors, including asset size of the Fund. In addition, from time to time, securities are added to or

Mark Cowan

July 10, 2017

removed from each Underlying Index and consequently the countries represented by an Underlying Index may change. The Sub-Adviser may sell securities that are represented in an Underlying Index, or purchase securities that are not yet represented in an Underlying Index, in anticipation of their removal from or addition to an Underlying Index. Further, the Sub-Adviser may choose to overweight securities in an Underlying Index, purchase or sell securities not in an Underlying Index, or utilize various combinations of other available techniques, in seeking to track an Underlying Index.

8.	Comment: Please tailor the “Index Tracking” risk discussion for when a Fund uses a sampling strategy and when a Fund uses a replication strategy.

Response: The “Index Tracking” risk discussion has been revised as follows:

Index Tracking: While the Sub-Adviser seeks to track the performance of the Underlying Index (i.e., achieve a high degree of correlation with the Underlying Index), the Fund’s return may not match the return of the Underlying Index. When utilizing either a replication or sampling strategy, the ~~The~~ Fund incurs a number of operating expenses not applicable to the Underlying Index, and incurs costs in buying and selling securities. In addition, the Fund may not be fully invested at times, generally as a result of cash flows into or out of the Fund or reserves of cash held by the Fund to meet redemptions. The Sub-Adviser may attempt to replicate the Underlying Index return through a sampling strategy, which involves ~~by~~ investing in fewer than all of the securities in the Underlying Index, or in some securities not included in the Underlying Index, potentially increasing the risk of divergence between the Fund’s return and that of the Underlying Index. To the extent the Fund employs a sampling strategy, an adverse development affecting an issuer of a security held by the Fund could result in a greater decline in NAV than would be the case if the Fund used a full replication strategy and held all of the securities in the Underlying Index.

9.	Comment: In each “The Fund’s Principal Investment Strategy” section, please add the following disclosure to the last paragraph:

The Underlying Index is owned, calculated and controlled by the Index Provider in its sole discretion. Neither the sub-adviser nor its affiliates has any discretion to select the Underlying Index components or change the Underlying Index methodology.

Response: The paragraph has been revised as follows:

The Underlying Index is sponsored by S&P Dow Jones Indices LLC (the “Index Provider”), which is not affiliated with the Fund, the Investment Manager or the Sub-Adviser. The Underlying Index was developed by the Index Provider in collaboration with Milliman Financial Risk Management LLC, the

Mark Cowan

July 10, 2017

Sub-Adviser. The Underlying Index is owned, calculated and controlled by the Index Provider in its sole discretion. The Index Provider determines the composition of the Underlying Index, relative weightings of the securities in the Index and publishes information regarding the market value of the Underlying Index. Neither the Sub-Adviser nor its affiliates has any discretion to select the Underlying Index components or change the Underlying Index methodology.

10.	Comment: Response 8 in the Trust’s letter dated May 22, 2017 responding to comments to the Trust’s initial Registration Statement on Form N-1A (“Initial Response Letter”) describes the rebalancing and reconstitution cycles of each Underlying Index and Constituent Index. Please include this information in the Prospectus.

Response: The rebalancing and reconstitution cycles of each Underlying Index and Constituent Index has been added to the “More on Each Fund’s Strategies and Investments” section.

11.	Comment: Response 9 in the Initial Response Letter describes the weighting method for each Constituent Index. Please include this information in the Prospectus.

Response: The weighting method for each Constituent Index has been added to the “More on Each Fund’s Strategies and Investments” section.

12.	Comment: With respect to the following sentence, please explain more fully the derivatives the Funds may use.

The Fund may also invest in other exchange-traded funds and financial derivatives including options, futures, forwards and swaps when the Fund’s sub-adviser, Milliman Financial Risk Management LLC (the “Sub-Adviser”), believes doing so will enhance the Fund’s ability to track the Underlying Index.

Response: The sentence above has been revised as follows:

The Fund may also invest in other exchange-traded funds and financial derivatives including ~~options,~~ futures, forwards and swaps when the Fund’s sub-adviser, Milliman Financial Risk Management LLC (the “Sub-Adviser”), believes doing so will enhance the Fund’s ability to track the Underlying Index. Such investments are not included in the Fund’s 80% investment policy noted above. The Fund may use derivatives in an effort to gain exposure to underlying securities and markets in a more efficient manner or optimize the execution processes and costs for portfolio transitions.

Mark Cowan

July 10, 2017

13.	Comment: The Staff does not believe each Underlying Index fits the definition of “broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A. Please identify a separate index to be used as each Fund’s primary benchmark index. Please note each Underlying Index may be included as an additional index.

Response: The Trust respectfully disagrees that each Underlying Index does not fit the definition of “broad-based securities market index.” As noted in the Initial Response Letter, Instruction 5 to Item 27(b)(7) of From N-1A states in relevant part that an “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.” Each Underlying Index is administered by S&P Dow Jones Indices LLC, which is not affiliated with the respective Fund, the investment adviser, investment sub-adviser or principal underwriter. In addition, the Trust also believes it is appropriate to consider each Underlying Index a broad based securities market index as we believe each Constituent Index comprising each Underlying Index also meets the definition provided in Instruction 5 to Item 27(b)(7).

Finally, because each Fund is an index fund that seeks to track the performance of the relevant Underlying Index, the Trust believes the Underlying Indexes are appropriate to use as the Funds’ primary benchmarks as they provide shareholders with the most relevant information as to whether the respective Fund is meeting its investment objective.

14.	Comment: With respect to the DeltaShares S&P Emerging Plus Managed Risk ETF, the name suggests the Fund focuses on emerging market securities. Please add a rule 35d-1 policy that the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in emerging market securities.

Response: The Trust respectfully disagrees with the Staff’s comment. Rule 35d-1 requires a registered investment company with a name suggesting that the company focuses on a particular type of investment or a particular country or geographic region invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the type of investment suggested by its name. The Trust does not believe the use of the term “Emerging,” by itself, in the Fund’s name suggests the Fund focuses on emerging market securities. The Trust notes the term “Emerging” may be used in a variety of ways that would not suggest a focus on emerging market securities, such as “Emerging Growth,” “Emerging Leaders,” “Emerging Managers,” “Emerging Companies,” and “Emerging Equity.” Similar to these examples, the Trust does not believe the term “Emerging Plus” suggests such focus. Notwithstanding the foregoing, the Trust will add the following to the Fund’s principal investment strategy section:

To the extent the Underlying Index is allocated to the Equity Index, at least 80% of the Equity Index sleeve of the Fund’s portfolio will be invested in emerging market securities.

15.	Comment: With respect to the DeltaShares S&P International Managed Risk ETF, please add disclosure explaining the use of the term “International” in the Fund’s name.

Mark Cowan

July 10, 2017

Response: The second paragraph of “The Fund’s Principal Investment Strategy” section has been revised as follows:

The Underlying Index is designed to simulate, through a rules based methodology, a dynamic portfolio with the aim of both managing the volatility of the Underlying Index and limiting losses from the Underlying Index’s equity exposure due to severe sustained market declines. The Underlying Index seeks to achieve these objectives by allocating weightings among the S&P EPAC Ex. Korea LargeMidCap Index (the “Equity Index”), the S&P U.S. Treasury Bond Current 5-Year Index (the “Treasury Bond Index”) and the S&P U.S. Treasury Bill 0-3 Month Index (the “T-Bill Index”) (collectively, the “Constituent Indices”). The Equity Index is an ex-U.S. index (i.e., it does not include U.S. companies) that measures the performance of developed markets within the Europe and Asia Pacific regions, excluding Korea, and since 2011 has included companies from greater than 20 different countries. As a result, to the extent a portion of the Underlying Index is allocated to the Equity Index, the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. The Treasury Bond Index measures the performance of the most recently issued 5-year U.S. Treasury note or bond. The T-Bill Index measures the performance of U.S. Treasury bills maturing in 0 to 3 months. The weight of each Constituent Index may vary from 0% to 100% of the Underlying Index, and the sum of their weights will equal 100%. The Underlying Index rebalances on a daily basis. Depending on the allocation among the Constituent Indices, the Underlying Index expects to include between 1 and 1,165 ~~[            ] and [            ]~~ securities.

16.	Comment: Response 18 in the Initial Response Letter states that, with respect to the DeltaShares S&P International Managed Risk ETF, “to the extent a portion of the Underlying Index is allocated to the Equity Index, the Trust believes the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” Please note that this should say “to the extent a substantial portion . . ..”

Response: The Trust respectfully disagrees with the comment. To the extent a portion of the Underlying Index is allocated to the Equity Index, the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. The Fund’s investments that are tied economically to a number of countries throughout the world are not dependent on the Underlying Index allocating a substantial portion to the Equity Index.

17.	Comment: Please confirm if each Fund’s concentration policy is tied to sectors or industry.

Response: Each Fund’s concentration policy is tied to industry.

18.	Comment: Please revise the references to “Financial Sector” and “Information Technology Sector” to “Financial Industry” and “Information Technology Industry.”

Mark Cowan

July 10, 2017

Response: The requested change has not been made as the references to “sector” are correct. The Global Industry Classification Standard (“GICS”) consists of a number of sectors, including Financial and Information Technology, and within each sector are a number of industries. The Trust has identified where, as of a certain date, a significant portion of each Equity Index is focused in a particular sector and added appropriate disclosure to the strategies and risks sections.

19.	Comment: With respect to the DeltaShares S&P Emerging Plus Managed Risk ETF, because a significant portion of the Equity Index was focused in China, please disclose the associated risks of Chinese investments.

Response: The Trust notes the “Principal Risks” section for the DeltaShares S&P Emerging Plus Managed Risk ETF currently includes a discussion of risks associated with investments in China.

20.	Comment: Please revise the disclosure in the “More on Each Fund’s Strategies and Investments” section (Item 9 of Form N-1A) and each “The Fund’s Principal Investment Strategy” section (Item 4 of Form N-1A) so that the Item 4 disclosure is a summary of the information included in Item 9.

Response: The disclosure has been revised accordingly.

21.	Comment: Please revise the following sentence included in the “Additional Information” section as follows:

Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred ~~explicitly~~ by federal or state securities laws ~~that may not be waived~~.

Response: The disclosure has been revised as requested.

SAI

22.	Comment: Please revise the Funds’ concentration policy (pasted below) to reflect the concentration of the Underlying Indexes.

The fund may not make any investment if, as a result, the fund’s investments will be concentrated in any industry or group of industries, as the relevant terms are used in the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time, except as may be necessary to approximate the composition of the Fund’s underlying index.

Response: The Trust believes the current concentration policy is appropriate and therefore respectfully declines to take this comment. Each Fund tracks its corresponding Underlying Index and, as result, each Fund’s assets will generally be concentrated in an industry to the extent that the corresponding Underlying Index is concentrated in an industry. Because the industries in which each Underlying Index may concentrate may vary and at times the Underlying Index may not be concentrated in any industry, the Trust believes it is appropriate to associate each Fund’s concentration policy with the concentration of the corresponding Underlying Index.

Mark Cowan

July 10, 2017

23.	Comment: Please clarify the following sentence included in the “Additional Information about Fundamental Investment Policies” section with respect to the fundamental policy relating to concentration:

A type of investment will not be considered to be an industry under the policy.

Response: The Trust has revised the sentence as follows:

A type of investment (e.g., equity securities, fixed income securities, investment companies, etc.) will not be considered to be an industry under the policy.

24.	Comment: Please disclose the compensation of the sub-adviser as required by Item 19(a)(3) of Form N-1A.

Response: The requested disclosure has been added.

25.	Comment: Please explain the legal basis for the practice described in the following sentence included in the “Required Early Acceptance of Orders for Certain International Funds” discussion:

Notwithstanding the foregoing, as described in the Participant Agreement and/or applicable order form, certain funds may require orders to be placed up to one or more Business Days prior to the trade date, as described in the Participant Agreement or the applicable order form, in order to receive the trade date’s net asset value.

Response: The Trust has removed the “Required Early Acceptance of Orders for Certain International Funds” discussion from the SAI. The Trust understands that the SEC Staff has no objection to order cut-off times provided (i) orders are not required to be placed prior to the time as of which NAV was most recently calculated and (ii) the Creation Unit basket information is disseminated reasonably in advance of the order cut-off time. The Trust will set its cut-off times consistent with the foregoing.

26.	Comment: In the “Procedures for Purchase of Creation Units” discussion, please specify the cut-off time referenced in the following sentences:

Those placing orders through an Authorized Participant should allow sufficient time to permit proper submission of the purchase order by the cut-off time on such Business Day.

Mark Cowan

July 10, 2017

The order shall be deemed to be received on the Business Day on which the order is placed provided that the order is placed in proper form prior to the applicable cut-off time and the federal funds in the appropriate amount are deposited by 2:00 p.m. or 3:00 p.m. Eastern time (per applicable instructions), with the Custodian on the Settlement Date.

Response: The Trust notes that the purpose of disclosing the cut-off times in the sentences above is to inform authorized participants of the existence of such cut-off times. The Trust further notes that authorized participants interface with the distributor and other service providers to determine specific cut-off times, which may vary. As a result, the Trust respectfully declines to add the requested disclosure. Please also see the response to comment 25 above.

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Very truly yours,

/s/ Tané Tyler
Tané Tyler
Vice President, Assistant General Counsel, Chief Legal Officer and Secretary Transamerica Asset Management, Inc.